

March 23, 2012

Via Email
Mr. Robert Castle
Chief Executive Officer
DigitalTown, Inc
11974 Portland Ave
Burnsville, MN 55337

> **Re:** **DigitalTown, Inc.**
> **Form 8-K filed March 22, 2012**
> **File No. 000-27225**

Dear Mr. Castle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 Changes in Registrant's Certifying Accountant

1. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Your Form 8-K currently only covers your accountant's report as of and for the year ended February 28, 2011. Please revise your Form 8-K to cover each of the reports for the past two years.

2. Further, you disclose that there have been no disagreements with your former accountant and no reportable events for the fiscal year ended February 28, 2011 and through the date of the Form 8-K. Please amend to state, if true, that there have been no disagreements

with your former accountant or reportable events during the <u>two</u> most recent fiscal years through the date of dismissal. See Item 304(a)(1)(iv) of Regulation S-K.

3.   Lastly, you disclose that there were no consultations with your new accountant during the year ended February 28, 2011 and through March 22, 2012. Please revise your disclosure to cover the <u>two</u> most recent fiscal years through the date of dismissal. See Item 304(a)(2) of Regulation S-K.

4.   Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact me at (202) 551-3564 if you have questions.

                                Sincerely,

                                /s/ Melissa Kindelan

                                Melissa Kindelan
                                Staff Accountant